FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16

UNDER the Securities Exchange Act of 1934

For May 2, 2018

Commission File Number: 333-211791

LLOYDS BANKING GROUP PLC

LLOYDS BANK PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Bank plc of $1,250,000,000 aggregate principal amount of 3.300% Senior Fixed Rate Notes due 2021 and $1,000,000,000 aggregate principal amount of Floating Rate Notes due 2021, Lloyds Banking Group plc and Lloyds Bank plc are filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-211791 and 333-211791-01):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of May 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC and LLOYDS BANK PLC (each, a Registrant)
Dated:	May 2, 2018	By:	/s/ Gavin Parker
			Name:	Gavin Parker
			Title:	Authorised Signatory